Exhibit 99.1

CASI PHARMACEUTICALS RECEIVES NASDAQ DEFICIENCY NOTICE REGARDING MINIMUM MARKET VALUE REQUIREMENT

BEIJING, China (May 7, 2025) CASI Pharmaceuticals, Inc. (Nasdaq: CASI, “CASI” or the “Company”), a Cayman incorporated biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today announced that it has received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) dated May 5, 2025 stating that the Company is not in compliance with the requirement to maintain a minimum Market Value of Listed Securities (“MVLS”) of $35 million as set forth under Nasdaq Listing Rule for continued listing on The Nasdaq Capital Market.

Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum MVLS of $35 million (the “MVLS Requirement”), and Nasdaq Listing Rule 5810(c)(3)(C) specifies that a deficiency occurs if the MVLS falls below this threshold for 30 consecutive business days. Based on the Company’s MVLS for the 30 consecutive business days from March 20, 2025, to May 2, 2025, the Company no longer meets this requirement. The Notice further states that the Company also does not meet the alternative requirements under Nasdaq Listing Rules 5550(b)(1) and 5550(b)(3).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a 180-calendar-day compliance period, which expires on November 3, 2025. If, during this period, the Company’s MVLS closes at or above $35 million for at least 10 consecutive business days, Nasdaq will notify the Company of its compliance, and the matter will be closed.

If the Company is unable to regain compliance with the applicable Nasdaq Listing Rules by the end of the compliance period, it will receive a written notice that its securities are subject to delisting.

The Notice has no immediate effect on the listing of the Company’s securities and the Company’s securities continue to trade on Nasdaq. The Company intends to take appropriate actions within the specified period to regain compliance. However, there can be no assurance that the Company will be able to regain compliance under the MVLS Requirement and other applicable Nasdaq Listing Rules.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its focus on hematology oncology therapeutics and therapeutics for organ transplant rejection and autoimmune disease, as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

CASI Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties related to the non-binding proposal to acquire the Company's certain business operations in China; our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; the risk related to the Company's ongoing development of and regulatory application for CID-103 with respect to the treatment of antibody-mediated rejection for organ transplant and the license arrangements of CID-103; risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. and risks related to our disagreement with Acrotech with respect to the termination of agreements regarding EVOMELA®. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates. The Company is currently involved in disputes and legal proceedings related to certain pipeline products, including EVOMELA® and CNCT-19. Please refer to the Company’s earlier SEC filing for further information.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com